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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)*
Under the Securities Exchange Act of 1934

COLLEGIATE PACIFIC INC.
(Name of Issuer)
Common Stock, Par Value $.01 per share
(Title of Class of Securities)
19489-10-7
(CUSIP Number)
Michael J. Blumenfeld
1901 Diplomat Drive
Dallas, TX 75234
(972) 243-8100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	194589-10-7

1	NAMES OF REPORTING PERSONS: Michael J. Blumenfeld

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF, SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,468,586

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,468,586

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,468,586 Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

SCHEDULE 13D/A
Item 1. Security and Issuer.
     This Amendment No. 7 (the “Seventh Amendment”) to the Statement on Schedule 13D (the “Schedule 13D”) originally filed on February 18, 1998, and amended on January 30, 2001, June 13, 2002, October 7, 2003, February 16, 2004, July 6, 2004 and March 4, 2005 (collectively, the “Amendments”) by Michael J. Blumenfeld (the “Reporting Person”), relates to shares of the common stock of Collegiate Pacific Inc., a Delaware corporation (“Collegiate Pacific”), $0.01 par value (the “Common Stock”). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 13D and the Amendments. The principal executive offices of Collegiate Pacific are located at 1901 Diplomat Drive, Dallas, Texas 75234.
Item 2. Identity and Background.
     The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:
     This statement is filed by Michael Blumenfeld, the company’s Chairman. On May 25, 2007, Mr. Blumenfeld announced his plans to resign from the Board of Directors as Chairman of the Board effective June 30, 2007. These actions are part of Mr. Blumenfeld’s previously announced retirement plans. Mr. Blumenfeld plans to remain with the company, working with management in strategic planning on financial and corporate matters.
Item 4. Purpose of Transaction.
     The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:
     In the future Mr. Blumenfeld may sell additional shares of Common Stock from time to time in open market or privately negotiated transactions.
Item 5. Interest in Securities of the Issuer.
     The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:
     (a) As of May 24, 2007, Mr. Blumenfeld may be deemed to beneficially own an aggregate of 1,468,586 shares of Common Stock, or approximately 14.35% of the outstanding shares of Common Stock (based upon Collegiate Pacific’s Quarterly Report on Form 10—Q filed on May 15, 2007), and has sole voting and dispositive power with respect to all those shares. Of the shares beneficially owned by Mr. Blumenfeld, 130,000 of such shares represent options to acquire shares of Common Stock, none of which have been exercised by Mr. Blumenfeld as of the date of this report.
     (b) Items 7—11 and 13 of the cover page of this Sixth Amendment, which relate to the beneficial ownership of shares of Common Stock by the Reporting Person, are incorporated by reference in response to this item.
     (c) No transaction involving the Common Stock were effected by Mr. Blumenfeld since Amendment No. 6 to this Schedule 13D was filed on March 4, 2005 except for the gifts and open market sales described below:

Date of Transaction	Number of Shares	Transaction	Price
5/13/2005	1,000	Gift	—
7/13/2005	500	Gift	—
7/13/2005	1,640	Gift	—
8/4/2005	1,800	Gift
10/7/2005	900	Gift
5/15/2006	6,000	Gift
6/16/2006	300	Gift
9/5/2006	1,500	Gift
9/12/2006	2,500	Gift
11/3/2006	500	Gift
11/20/2006	1,900	Gift
11/30/2006	2,600	Gift
12/28/2006	5,600	Gift
5/23/2007	169,700	Sale	9.0496

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 31, 2007

/s/ Michael J. Blumfeld Michael J. Blumfeld

S-1